mk



SECU [barcode] MISSION

13031031

SEC
Mail Processing
Section

MAR 1 1 2013

Washington DC
400

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

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SEC FILE NUMBER
8-68365

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-12 (MM/DD/YY) AND ENDING 12-31-12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA: InvestShares
IMA Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2021 Sundew Dr
(No. and Street)

Troy (City) MI (State) 48098 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Goggins 2482503444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

27725 Stansbury Blvd suite 200 (Address) Farmington Hills (City) MI (State) 48334 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J Goggins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Invest Shares, as of 12-31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Principal
Title



Notary Public

JUDY A. VAN ORSDAL
NOTARY PUBLIC, STATE OF MI
COUNTY OF MACOMB
MY COMMISSION EXPIRES May 24, 2013
ACTING IN COUNTY OF Oakland

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IMA SECURITIES LLC, d/b/a
INVESTSHARES

AUDITED FINANCIAL STATEMENTS

Year Ended December 31, 2012

IMA SECURITIES, LLC d/b/a INVESTSHARES

TABLE OF CONTENTS

	Page
Independent Auditor's Report	1
Financial Statements	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Member's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7
Supplemental Information – Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5	9

INDEPENDENT AUDITOR'S REPORT

To the Member of
IMA Securities, LLC d/b/a InvestShares

Report on the Financial Statements

We have audited the accompanying statement of financial condition of IMA Securities, LLC d/b/a InvestShares (the "Company") as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IMA Securities, LLC d/b/a InvestShares as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ UHY LLP
Farmington Hills, Michigan
February 28, 2013

IMA SECURITIES, LLC d/b/a INVESTSHARES
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS		
Cash and cash equivalents	$	6,044
Commissions receivable		20
Total assets	$	6,064
LIABILITIES AND MEMBER'S EQUITY		
Commissions payable	$	38
Member's equity		6,026
Total liabilities and member's equity	$	6,064

See notes to financial statements.

IMA SECURITIES, LLC d/b/a INVESTSHARES
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2012

REVENUES	
Commissions	$ 24,382
Other income	4
	24,386
EXPENSES	
Operating expenses:	
Payroll expenses	12,588
Office expense	2,808
Professional fees	8,578
Business license and permits	460
Travel and entertainment	1,163
Insurance	886
Utilities	3,684
Dues and subscriptions	540
Auto expense	59
	30,766
Net loss	$ (6,380)

See notes to financial statements.

IMA SECURITIES, LLC d/b/a INVESTSHARES
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year ended December 31, 2012

Balance, January 1, 2012	$	6,256
Member contributions		6,150
Net loss		(6,380)
Balance, December 31, 2012	$	6,026

See notes to financial statements.

IMA SECURITIES, LLC d/b/a INVESTSHARES
STATEMENT OF CASH FLOWS
Year ended December 31, 2012

OPERATING ACTIVITIES		
Net loss	$	(6,380)
Adjustments to reconcile to cash used in operating activities:		
Changes in:		
Commissions receivable		(20)
Commissions payable		38
Net cash used in operating activities		(6,362)
FINANCING ACTIVITY - Contributions from member		6,150
NET DECREASE IN CASH		(212)
CASH, beginning of period		6,256
CASH, end of period	$	6,044

See nots to financial statements.

IMA SECURITIES, LLC d/b/a INVESTSHARES
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of certain accounting policies followed in the preparation of these financial statements. The policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of this statement of these financial statements.

Company Operations

IMA Securities, LLC d/b/a InvestShares (the "Company") was organized in the State of Michigan, as a single member LLC with its main office located in Troy Michigan. The Company does not have any branch offices. The Company is registered in the states of California, Florida and Michigan to sell mutual funds, annuities and life insurance.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission since they do not hold customer funds or securities. Broker dealers operating under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 are also exempted from the remaining provisions, including the requirement to make a periodic computation of the reserve requirements for the exclusive benefit of customers.

Basis of Accounting

The Company uses the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company has been organized as a limited liability company (LLC), which is generally not a taxpaying entity for federal Income tax purposes. Income from the Company is taxed to the sole member on its individual income tax return.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Effective January 1, 2009 the Company adopted ASC guidance regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is more likely than not to be realized upon its ultimate settlement. At December 31, 2011, there were no uncertain tax positions that require accrual.

No federal tax returns are currently under examination by the Internal Revenue Service ("IRS"). However years 2008 and later remain subject to examination by the IRS and respective states.

Revenue Recognition

The Company receives commissions as compensation for the sales of mutual funds, annuities and life insurance products.

Commission revenues and related expenses are recorded on a trade date basis, with the exception of commissions on 12b-1 fees and annuities which are deferred until received. Client transactions are recorded on a trade date basis.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to Securities Exchange Commission's Uniform Net Capital requirements ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or member distributions made if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $1,026, which is in excess of its required net capital of $5,000.

NOTE 3 – SUBSEQUENT EVENTS

The Company has performed a review of events subsequent to December 31, 2012 through February 28, 2013, the date the financial statements were available to be issued.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXMEPTION FROM SEC RULE 15c3-3

To the Member of
IMA Securities, LLC d/b/a InvestShares

In planning and performing our audit of the financial statements of IMA Securities, LLC d/b/a InvestShares (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in compliance with making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitation in the internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph of this section and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified certain deficiencies in internal control that we consider to significant deficiencies:

1. There is a lack of resources to ensure that the proper disclosures are included in the financial statements.

2. There is a lack of segregation of duties due to the small size of the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

/s/ UHY LLP
Farmington Hills, Michigan
February 28, 2013

IMA Securities LLC
Statement of Net Capital
As of 12/31/2012

Non Allowable Assets			
	Furniture & Fixtures (net depr)		$0.00
	Prepaid Expenses		$0.00
	Organizational Costs		$0.00
	Total		**$0.00**
Accounts receivable			
			$20.00
Aggregate Indebteness			
	Accounts Payable		$0.00
	Commissions Payable		$38.00
	Payroll taxes Payable		$0.00
	Total		**$38.00**
Statement of Net Capital			
	Cash		$6,044.00
	Total receivables		$20.00
	Total Liabilities		$38.00
	Total Equity		$6,064.00
	Tentative Net Capital		$6,026.00
	Less Non- Allowable Assets		$0.00
	Net Capital Before Haircuts		$6,026.00
	Haircut on Securities		$0.00
	Net Capital		**$6,026.00**
	Required Net Capital		-$5,000.00
		120%	-$1,000.00
			-$6,000.00
	Excess Net Capital		$26.00
	Aggregate Indebtedness		$38.00
	AI/NC		0.63%

Form SIPC-3 **FY 2012**

Certification of Exclusion From Membership.
TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, 2012 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.